Exhibit 99.2

Brookfield Residential Properties Inc.

2011| Q2
Letter to Shareholders

Overview

Overall residential market conditions in the second quarter of 2011 remained challenging in the U.S. and relatively stable in Canada.

During the quarter we completed the integration of the management teams as a result of the merger.  We also visited with many investors to introduce our company.

Our financial results for the first half of the year were respectable, albeit we anticipate a much stronger second half given the underlying strength we believe exists in our Canadian markets.

Rights Offering

As a result of the merger, existing shareholders of Brookfield Office Properties were given the opportunity to acquire shares in our company at the merger price of $10.  As these rights were tradable, this afforded many investors the opportunity to acquire sizeable holdings in our company at a fixed price. The resultant take-up, by shareholders other than Brookfield Asset Management, was $182 million, which we believe to be very positive given the current state of the U.S. housing market.  As a result of this, Brookfield Asset Management’s investment in BRP declined from potentially 91% to 71%. Much of the appeal of our company to investors appears to be the stability and earnings power of the Canadian operations with good optionality in the U.S. pending a U.S. housing recovery.

Markets

The housing markets in the U.S. remain very challenging. The spring selling season was slower than expected and many predict that will continue into 2012.  Until U.S. unemployment begins to decrease in a meaningful way, we will not see a recovery in the housing market.  While many can afford to buy homes today, as the cost of rental housing is approaching monthly home ownership costs, they are choosing not to purchase a home.  This is due to several factors – lack of a down payment, the difficulties in applying for a mortgage or fear of being tied down to a house in the event they have to relocate for employment.  All in all, there is trepidation on the part of the consumer about committing to a house purchase today.  We do believe, however, that this sentiment can change quickly when some degree of confidence returns to the marketplace.  We should also all recognize that not all markets in the U.S. will recover at the same time or at the same pace, and we believe our markets to be better positioned than most.

In Canada, there have been some articles concerning a housing bubble. When these are analyzed closely, the concerns surround housing prices in Vancouver and hi-rise prices in Toronto, neither of which are areas that we operate in.  House prices in Alberta remain 5 to 10% below the peak of 2007/2008.  We feel very optimistic about the future in Alberta with more than $100 billion of projects scheduled for Northern Alberta oil and gas exploration. The resultant job creation is expected to create great demand for both our Calgary and Edmonton land and housing operations.

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Opportunities

We continue to seek new opportunities in our core markets.  In Canada, these would be normal market transactions which enhance our existing assets and add to our already strong financial returns.  In the U.S., several types of opportunities exist including short-term assets that meet our return criteria under today’s economics and medium to longer-term assets that need both expertise and capital. In many cases, the owners of these assets (reluctant owners in many cases) felt that they could hold the asset until a recovery was forthcoming, then sell. They now realize that their assets may need to be re-entitled to address changing market conditions.  We believe we can offer both capital and expertise in a form that provides alignment with that current owner as opposed to a fee manager who does not have that alignment.

Outlook

We are fortunate to have a North American profile which allows us to take advantage of stable Canadian markets and distressed opportunities in the U.S. if the housing recovery is indeed 18 to 24 months away.

We welcome all of our new shareholders arising out of the successful completion of the Rights Offering.  We will continue to manage your assets with an appropriate long-term view that should reward us in a recovering market environment.

In conclusion, we would like to recognize the contributions of Ian Cockwell, our Executive Vice-Chairman.  After assisting in a very successful transition to the newly merged company, Ian will be leaving the company at the end of August. We thank Ian for his years of service and his unwavering support throughout this process.

Alan Norris
President & Chief Executive Officer August 3, 2011

Note: This letter to shareholders contains forward-looking information within the meaning of Canadian provincial securities laws and “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, Section 21E of the U.S. Securities Exchange Act of 1934, as amended, “safe harbor” provisions of the United States Private Litigation Reform Act of 1995 and in any applicable Canadian security regulations.  Certain statements in this letter to shareholders that are not historical facts, including information concerning possible or assumed future results of operations of the company, the company’s future outlook, strategy  and growth plans including acquisitions and lots controlled, the recovery in pricing, and those statements preceded by, followed by, or that include the words “believe,” “planned,” “anticipate,” “should,” “goals,” “expected,” “potential,” “estimate,” “targeted,” “scheduled” or similar expressions, constitute “forward-looking statements.”  Undue reliance should not be placed on forward-looking statements because they involve known and unknown risks, uncertainties and other factors, which may cause the actual results to differ materially from the anticipated future results expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially from those set forward in the forward-looking statements include, but are not limited to: changes in general economic, real estate and other conditions; mortgage rate changes; availability of suitable undeveloped land at acceptable prices; adverse legislation or regulation; ability to obtain necessary permits and approvals for the development of our land; availability of labour or materials or increases in their costs; ability to develop and market our master-planned communities successfully; confidence levels of consumers; ability to raise capital on favourable terms; adverse weather conditions and natural disasters; relations with the residents of our communities; risks associated with increased insurance costs or unavailability of adequate coverage and ability to obtain surety bonds; competitive conditions in the homebuilding industry, including product and pricing pressures; and additional risks and uncertainties referred to in our filings with the securities regulators in Canada and the United States, many of which are beyond our control.  We undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise.

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